ASX

AUSTRALIAN STOCK EXCHANGE

RECEIVED JAN 2? 2005

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

05005427

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/01/2005

TIME: 18:21:22

TO: MULTIEMEDIA LIMITED

FAX NO: 03-9600-2280

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

SUPPL

We confirm the receipt and release to the market of an announcement regarding:

Company Secretary Appointment

PROCESSED
JAN 28 2005
THOMSON FINANCIAL

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

dlw 1/28

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

COMPANY SECRETARY

Thursday, 13th January 2005

Multiemedia Limited announces that Mr Svend Nisted has been re-appointed Company Secretary to replace Mr Stephen Batten.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited